BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 PHONE: 615.726.5600 FAX: 615.726.0464 www.bakerdonelson.com

LORI B. METROCK
Direct Dial: 615.726.5768
Direct Fax: 615.744.5768
E-Mail Address: lmetrock@bakerdonelson.com

April 14, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5990
Attn.: Mr. John Reynolds

RE:         American CareSource Holdings, Inc.
Amendment No. 1 to Form PRE 14A
Filed April 7, 2015
File No. 001-33094

Dear Mr. Reynolds:

This letter is provided on behalf of American CareSource Holdings, Inc. (sometimes referred to herein as the “Company,” “we” or “our”), in response to the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 10, 2015 to Mr. Adam Winger regarding the above-referenced Amendment No. 1 to preliminary proxy statement, File No. 001-33904.

We have discussed the Staff’s comments with representatives of the Company.  The Commission’s numbered comments are set forth below in italics, with the Company’s responses immediately following.

* * * * *

General

1.
Comment:  We note your revised disclosure in response to comment 1 of our letter dated April 23, 2015.  In particular, we note your disclosure on page 30 that you are in violation of NASDAQ Capital Market (NASDAQ) Rule 5635(c) due to your awarding RSUs that “were not authorized by the 2009 Plan” and your revised disclosure that your Amended and Restated 2009 Plan is not intended to retroactively address any awards made previously under the 2009 Plan.  We further note your disclosure on page 31 which, in addition to discussing the potential effects of failure for shareholders to approve RSUs to company directors in 2009, 2013 and 2014, also addresses the potential effects of not approving the Amended and Restated 2009 Plan and include possible delisting from NASDAQ.  We are unclear how the previous RSU grants addressed in Item 4 are authorized by the Amended and Restated 2009 Plan if they were not authorized by the 2009 Plan and the Amended and Restated 2009 Plan is not intended to retroactively address past awards.  Please advise or revise.

ALABAMA	FLORIDA	GEORGIA	LOUISIANA	MISSISSIPPI	TENNESSEE	TEXAS	WASHINGTON, D.C.

U.S. Securities and Exchange Commission
April 14, 2015

Response:  NASDAQ Listing Rule 5635(c) provides, in pertinent part and subject to certain exceptions, that all equity compensation arrangements pursuant to which stock may be acquired by directors must be approved by stockholders.  In 2009, 2013 and 2014, the Board of Directors of the Company (the “Board”) approved awards of RSUs to directors.  At the time those awards were made, the Board thought the awards were being made under the 2009 Plan.  In 2014, when it learned that the awards to the directors were not authorized under the 2009 Plan, it notified NASDAQ and advised that it would not deliver shares of common stock pursuant to those awards unless stockholders ratified those awards.  The Board also notified NASDAQ that it would not issue stock pursuant to those awards unless stockholders approved an amendment to the 2009 Plan authorizing the awards of RSUs to directors.  This latter step was not intended to obtain retroactive approval of the awards under the 2009 Plan but, rather, to permit future awards of RSUs to directors.  In response to such notification, NASDAQ granted the Company until May 26, 2015 to receive stockholder ratification of the awards that had been made to directors and approval of an amendment to the 2009 Plan.  The course of action approved by NASDAQ does not require that the awards be approved retroactively but, rather, that the making of the awards be ratified by stockholders.  Once the awards are ratified and approved by stockholders, the requirements of NASDAQ Listing Rule 5635(c) will have been met.   Neither the ratification of the awards, which were made outside the 2009 Plan, nor the approval of the Amended and Restated 2009 Plan brings the awards under the 2009 Plan. The favorable resolution of this matter with NASDAQ does not require that the awards be brought under the 2009 Plan.  Accordingly, we request that this comment be cleared.

2.
Comment:  We note your revised disclosure in response to comment 2 of our letter dated April 3, 2015 and we reissue the comment as it remains unclear to us what securities were awarded outside the 2009 Plan.  Please revise to clarify.

Response:  Concurrently with submitting this response, the Company is filing Amendment No. 2 to its preliminary proxy statement on Schedule 14A (“Amendment No. 2”). In response to the Staff’s comment, the Company has revised footnote 3 to the equity compensation plan information table to add the following disclosure:  “The warrants and the restricted stock units were not issued or awarded under the 2005 Plan or the 2009 Plan, which are the Company's only equity compensation plans approved by stockholders.”  With this revision, we request that this comment be cleared.

U.S. Securities and Exchange Commission
April 14, 2015

Additional Note: On April 13, 2015, the Company issued a press release announcing that Richard D. Turner, the Company’s President, Chief Executive Officer and Chairman of the Board of Directors, died unexpectedly on April 12, 2015. Accordingly, in the Company’s definitive proxy statement, the Company is removing Dr. Turner as a nominee for election at the Company’s 2015 annual meeting of stockholders and making other minor related changes.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company has been responsive to the Commission’s comments.  If there are any additional questions or comments, please contact the undersigned or B. G. Minisman in our Birmingham office at 205-250-8305.

Very truly yours,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Lori B. Metrock

Lori B. Metrock
cc:           Adam Winger